                                FILED PURSUANT TO RULE 424(b)(3) AND RULE 424(c)
                                            REGISTRATION STATEMENT NO. 333-81227
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 23, 1999)

                                 [CONCUR LOGO]

                                1,709,946 SHARES

                                  COMMON STOCK

                           -------------------------

     This prospectus supplement relates to the resale by selling stockholders named on pages 69 to 72 of the prospectus dated July 23, 1999, to which this prospectus supplement is attached.

     This prospectus supplement should be read in conjunction with the prospectus dated July 23, 1999, which is to be delivered with this prospectus supplement. All capitalized terms used but not defined in this prospectus supplement have the meanings given them in the prospectus.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 28, 1999

                                                              PAGE
                                                              ----
FINANCIAL INFORMATION FILED AS A PART OF FORM 10-Q
Consolidated Financial Statements
  Consolidated Balance Sheets as of June 30, 1999 and
     September 30, 1998.....................................    3
  Consolidated Statements of Operations for the three and
     nine months ended June 30, 1999 and 1998...............    4
  Consolidated Statement of Stockholders' Equity (Deficit)
     for the three month periods ended June 30, 1999, March
     31, 1999 and December 31, 1998.........................    5
  Consolidated Statements of Cash Flows for the nine months
     ended June 30, 1999 and 1998...........................    6
  Notes to Consolidated Financial Statements................    7
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   11

                           CONCUR TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              JUNE 30, 1999   SEPTEMBER 30, 1998
                                                              -------------   ------------------
                                                               (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................    $ 63,766           $ 17,058
Marketable securities.......................................      64,845                 --
Accounts receivable, net of allowance for doubtful accounts
  of $771 and $619 at June 30, 1999 and September 30, 1998,
  respectively..............................................       9,376              6,049
Prepaid expenses and other current assets...................         958                605
Note receivable from stockholders...........................         167                167
                                                                --------           --------
         Total current assets...............................     139,112             23,879
Equipment and furniture, net................................       4,867              3,026
Deposits and other assets...................................       2,250                504
Note receivable from stockholders, net of current portion...         333                333
Capitalized technology and other intangible assets..........         640                880
                                                                --------           --------
         TOTAL ASSETS.......................................    $147,202           $ 28,622
                                                                ========           ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable............................................    $  5,804           $  2,330
Accrued liabilities.........................................      16,111              4,533
Accrued commissions.........................................       1,438                976
Current portion of accrued payment to stockholders..........         167                167
Current portion of long-term debt...........................       2,964              2,800
Current portion of capital lease obligations................       2,018              1,004
Deferred revenues...........................................       4,422              3,619
                                                                --------           --------
         Total current liabilities..........................      32,924             15,429
                                                                --------           --------
NONCURRENT LIABILITIES
Accrued payment to stockholders, net of current portion.....         333                333
Long-term debt, net of current portion......................       5,621              6,145
Capital lease obligations, net of current portion...........       1,864              2,127
Deferred rental expense.....................................         172                183
Redeemable convertible preferred stock:
  Issued and outstanding shares -- 0 and 11,052,718 shares
    at June 30, 1999 and September 30, 1998, respectively...          --             37,512
Redeemable convertible preferred stock warrants.............          --                444
Commitments.................................................          --                 --
STOCKHOLDERS' EQUITY (DEFICIT)
Convertible preferred stock, par value $0.001 per share,
  5,000,000 shares authorized, 0 and 716,144 shares issued
  or outstanding at June 30, 1999 and September 30, 1998,
  respectively..............................................          --              3,139
Common stock, par value $0.001 per share, 60,000,000 shares
  authorized; 22,654,164 and 3,911,985 shares issued and
  outstanding at June 30, 1999 and September 30, 1998,
  respectively..............................................     185,619              6,593
Deferred stock compensation.................................      (1,814)              (529)
Accumulated deficit.........................................     (77,517)           (42,754)
                                                                --------           --------
         Total stockholders' equity (deficit)...............     106,288            (33,551)
                                                                --------           --------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
           (DEFICIT)........................................    $147,202           $ 28,622
                                                                ========           ========

The accompanying notes are an integral part of these financial statements.

                           CONCUR TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                              THREE MONTHS ENDED      NINE MONTHS ENDED
                                                   JUNE 30,                JUNE 30,
                                             --------------------    --------------------
                                               1999        1998        1999        1998
                                             --------    --------    --------    --------
Revenues, net:
  Licenses.................................  $  7,611    $  3,685    $ 18,778    $  9,249
  Services.................................     3,582       1,729       9,229       4,583
                                             --------    --------    --------    --------
     Total revenues........................    11,193       5,414      28,007      13,832
Cost of revenues:
  Licenses.................................       174         146         747         318
  Services.................................     4,501       2,053      11,543       5,234
                                             --------    --------    --------    --------
     Total cost of revenues................     4,675       2,199      12,290       5,552
                                             --------    --------    --------    --------
Gross profit...............................     6,518       3,215      15,717       8,280
Operating expenses:
  Sales and marketing......................     7,938       4,336      21,297      10,418
  Research and development.................     5,208       2,842      13,264       6,687
  General and administrative...............     3,111       1,837       7,455       4,113
  Merger & acquisition cost and acquired
     in-process technology.................     8,859       5,203       8,859       5,203
                                             --------    --------    --------    --------
     Total operating expenses..............    25,116      14,218      50,875      26,421
                                             --------    --------    --------    --------
Loss from operations.......................   (18,598)    (11,003)    (35,158)    (18,141)
Interest income............................     1,378         107       2,261         233
Interest expense...........................      (438)       (128)     (1,174)       (376)
Other expense, net.........................       (80)       (108)       (192)       (185)
                                             --------    --------    --------    --------
Net loss...................................  $(17,738)   $(11,132)   $(34,263)   $(18,469)
                                             ========    ========    ========    ========
Basic and diluted net loss per share.......  $  (0.86)   $  (3.56)   $  (2.29)   $  (5.98)
                                             ========    ========    ========    ========
Shares used in calculation of basic and
  diluted net loss per share...............    20,539       3,124      14,948       3,091
                                             ========    ========    ========    ========

The accompanying notes are an integral part of these financial statements.

                           CONCUR TECHNOLOGIES, INC.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                         CONVERTIBLE
                                       PREFERRED STOCK          COMMON STOCK                                          TOTAL
                                    ---------------------   ---------------------     DEFERRED     ACCUMULATED    STOCKHOLDERS'
                                      SHARES     AMOUNTS      SHARES      AMOUNT    COMPENSATION     DEFICIT     EQUITY (DEFICIT)
                                    ----------   --------   ----------   --------   ------------   -----------   ----------------
BALANCE AT SEPTEMBER 30, 1998.....     716,114   $  3,139    3,911,985   $  6,593     $  (529)      $(42,754)        $(33,551)
Accretion of preferred stock......          --         --           --         --          --           (187)            (187)
Proceeds from initial public
  offering, net of offering
  costs...........................          --         --    3,365,000     37,369          --             --           37,369
Conversion of redeemable
  convertible preferred stock into
  common stock....................          --         --   10,213,553     29,685          --             --           29,685
Conversion of redeemable
  convertible preferred warrants
  into common stock warrants......          --         --           --        444          --             --              444
Proceeds from issuance of common
  stock from exercise of common
  stock warrants..................          --         --      225,000      2,616          --             --            2,616
Issuance of common stock from net
  exercise of common stock
  warrants........................          --         --       33,537         --          --             --               --
Deferred stock compensation.......                                            174        (174)
Issuance of common stock from
  exercise of stock options.......          --         --      116,592         18          --             --               18
Amortization of deferred stock
  compensation....................          --         --           --         --         100             --              100
Net loss..........................          --         --           --         --          --         (7,783)          (7,783)
                                    ----------   --------   ----------   --------     -------       --------         --------
BALANCE AT DECEMBER 31, 1998......     716,114      3,139   17,865,667     76,899        (603)       (50,724)          28,711
Accretion of preferred stock......                                                                      (188)            (188)
Issuance of common stock from
  exercise of stock options.......          --         --       80,958         21          --             --               21
Issuance of common stock from net
  exercise of common stock
  warrants........................          --         --       10,515         --          --             --               --
Deferred stock compensation.......                                          2,080      (2,080)
Amortization of deferred stock
  compensation....................          --         --           --         --         354             --              354
Net loss..........................          --         --           --         --          --         (8,742)          (8,742)
                                    ----------   --------   ----------   --------     -------       --------         --------
BALANCE AT MARCH 31, 1999.........     716,114      3,139   17,957,140     79,000      (2,329)       (59,654)          20,156
Accretion of preferred stock......          --         --           --         --          --           (125)            (125)
Proceeds from public offering, net
  of offering costs...............          --         --    2,018,620     82,234          --             --           82,234
Issuance of convertible preferred
  stock...........................     972,944     12,000           --         --          --             --           12,000
Conversion of convertible
  preferred stock into common
  stock...........................  (1,689,058)   (15,139)   1,689,058     15,139          --             --               --
Conversion of redeemable
  convertible preferred stock and
  redeemable convertible preferred
  stock warrants into common
  stock...........................          --         --      910,867      8,536          --             --            8,536
Repurchase of common stock........          --         --      (33,567)      (210)         --             --             (210)
Issuance of common stock in
  connection with Employee Stock
  Purchase Plan...................          --         --       53,209        566          --             --              566
Issuance of common stock from
  stock option plans..............          --         --       58,837        123          --             --              123
Deferred stock compensation.......          --         --           --        231        (231)            --               --
Amortization of deferred stock
  compensation....................          --         --           --         --         746             --              746
Net loss..........................          --         --           --         --          --        (17,738)         (17,738)
                                    ----------   --------   ----------   --------     -------       --------         --------
BALANCE AT JUNE 30, 1999..........          --   $     --   22,654,164   $185,619     $(1,814)      $(77,517)        $106,288
                                    ==========   ========   ==========   ========     =======       ========         ========

The accompanying notes are an integral part of these financial statements.

                           CONCUR TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               NINE MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
OPERATING ACTIVITIES
Net loss....................................................  $(34,263)   $(18,469)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Acquired in-process technology............................        --       5,203
  Amortization of acquired in-process technology............       240          --
  Amortization of deferred stock compensation...............     1,200         298
  Accrued interest converted to common stock................        --          14
  Depreciation..............................................     1,308         557
  Provision for bad debts...................................       360         303
  Other.....................................................        --          48
Changes in operating assets and liabilities:
  Accounts receivable.......................................    (3,743)         18
  Prepaid expenses and other current assets.................      (353)        (85)
  Deposits and other assets.................................    (1,746)       (275)
  Accounts payable..........................................     3,474        (131)
  Accrued liabilities and accrued commissions...............    12,040       2,559
  Deferred revenues.........................................       803       1,241
                                                              --------    --------
Net cash used in operating activities.......................   (20,680)     (8,719)
                                                              --------    --------
INVESTING ACTIVITIES
Purchases of equipment and furniture........................    (1,559)       (668)
Payment in connection with acquisition of 7Software.........        --        (130)
Purchase of marketable securities...........................   (64,845)         --
                                                              --------    --------
Net cash used in investing activities.......................   (66,404)       (798)
                                                              --------    --------
FINANCING ACTIVITIES
Net proceeds from public stock offerings....................   119,603          --
Proceeds from exercise of preferred stock warrants..........     2,616          --
Proceeds from sales leaseback transaction...................        --         192
Proceeds from borrowings....................................     4,817       8,308
Payments on borrowings......................................    (2,677)     (1,428)
Repurchase of preferred stock...............................        --         (43)
Payments on capital leases..................................      (839)       (316)
Issuance of convertible preferred stock.....................     9,434      14,167
Issuance of common stock in connection with Employee Stock
  Purchase Plan.............................................       566          --
Loan repayment for stock purchases..........................       110          --
Issuance of common stock....................................       162          28
                                                              --------    --------
Net cash provided by financing activities...................   133,792      20,908
                                                              --------    --------
Net increase in cash and cash equivalents...................    46,708      11,391
Cash and cash equivalents at beginning of period............    17,058       7,721
                                                              --------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $ 63,766    $ 19,112
                                                              ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest......................................  $    847    $    325
Equipment and furniture obtained through capital leases.....  $  1,590    $  1,262
Issuance of Series B redeemable convertible preferred stock
  in exchange for cancellation of notes payable and related
  accrued interest..........................................  $     --    $  1,062
Conversion of note payable to stockholders and related
  accrued interest to redeemable convertible preferred
  stock.....................................................  $  2,566    $     --
Conversion of preferred stock and preferred stock warrants
  into common stock and common stock warrants...............  $ 53,804    $     --

The accompanying notes are an integral part of these financial statements.

                           CONCUR TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                                  (UNAUDITED)

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

DESCRIPTION OF THE COMPANY

     Concur Technologies, Inc. (the "Company") is a leading provider of workplace e-commerce solutions that automate costly and inefficient business processes among employees, partners, suppliers, and service providers. In January 1999, the Company introduced Employee Desktop, which integrates Xpense Management Solution ("XMS") and CompanyStore, and will integrate Seeker Workplace in the future through a common user interface. Employee Desktop provides a business portal through which corporate customers and third parties can deliver other information and services to employees. The Company's products, including XMS, CompanyStore, and Seeker Workplace automate the preparation, approval, processing and data analysis of travel and entertainment ("T&E") expense reports, front-office procurement requisitions, and self-service human resources workplace solutions. The Company was originally incorporated in the State of Washington on August 19, 1993, and was re-incorporated in the State of Delaware on November 25, 1998. Operations commenced in 1994.

     On June 1, 1999, pursuant to a Merger Agreement dated May 26, 1999 among Concur and Seeker Software, Inc. ("Seeker") the Company acquired all of the outstanding capital of Seeker. The Company issued 3,419,929 shares of common stock in exchange for all outstanding preferred stock, preferred stock warrants, and common stock of Seeker and assumed all outstanding options in connection with the acquisition of Seeker resulting in the issuance of options to purchase up to 680,234 shares of common stock. This transaction has been accounted for as a pooling of interests. In connection with the merger, the Company incurred merger related costs aggregating approximately $8.9 million consisting primarily of financial advisory fees for both companies' attorneys, accountants, financial printing and other related charges. These consolidated financial statements have been prepared to reflect the restatement of all periods presented to include the accounts of Seeker. The historical results of the pooled entities reflect each of their actual operating cost structures and, as a result, do not necessarily reflect the cost structure of the newly combined entity. Historically, the fiscal year of Seeker ended on December 31. For purposes of preparing the consolidated financial statements, all Seeker financial statements have been restated to fiscal periods ending on September 30. The consolidated balance sheets as of September 30, 1998 and June 30, 1999 reflect the combination of the balance sheets of Concur and Seeker on those dates. The consolidated statements of operations for all periods presented give effect to the merger as of the inception of Seeker. As such, Seeker's statements of stockholders' equity, operations and cash flows as presented for the periods ended June 30, 1999 and 1998 have been combined with Concur's statements of operations for each of the same periods. These consolidated financial statements are now considered the historical financial statements of the Company.

UNAUDITED INTERIM FINANCIAL INFORMATION

     The financial information as of June 30, 1999 and for the three and nine month periods ended June 30, 1999 and 1998 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of its financial position at such dates and its operations and cash flows for the periods then ended. The financial statements should be read in conjunction with the financial statements and notes thereto for the fiscal

                           CONCUR TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                                  (UNAUDITED)

year ended September 30, 1998 included in the Company's Prospectus, dated July 23, 1999, as filed with the Securities and Exchange Commission in conjunction with the Company's registration of shares of its common stock. Operating results for the three and nine month periods ended June 30, 1999 are not necessarily indicative of results that may be expected for the entire year.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Seeker Software, Inc., Concur Technologies
(UK) Ltd., Concur Technologies Pty. Limited, and 7Software, Inc. ("7Software"). All significant intercompany accounts and transactions are eliminated in consolidation.

REVENUE RECOGNITION POLICY

     The Company generates revenues from licensing the rights to use its software products directly to end users. The Company also generates revenues from sales of customer support contracts, integration services performed for customers who license the software, and to a lesser degree, training services.

     Software license revenues are recognized when a non-cancelable license agreement has been signed with a customer, the software is shipped, no significant post-delivery vendor obligations remain, and collection is deemed probable. Customer support revenues are recognized ratably over the term of the customer support contract, typically one year. Revenues for consulting services and other post-sales revenues are recognized when the services are performed.

     In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). The Company adopted SOP 97-2 beginning in fiscal 1999. SOP 97-2 has been modified by SOP 98-4 and SOP 98-9 as it relates to certain transactions. These standards generally require revenues earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, post-contract customer support, installation and training to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence that is specific to the vendor. Evidence of the fair value of each element is based on the price charged when the element is sold separately or, if the element is not being sold separately, the price for each element established by management having relevant authority. The revenues allocated to software products, including specified upgrades or enhancements, generally are recognized upon delivery of the products. The revenues allocated to unspecified upgrades, updates and other post-contract customer support

                           CONCUR TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                                  (UNAUDITED)

generally are recognized ratably over the term of the contract. If evidence of the fair value for all elements of the arrangement does not exist, all revenues from the arrangement are deferred until such evidence exists or until all elements are delivered. Full guidelines for SOP 97-2 and related modifications have not been issued. Once available, such guidelines could lead to unanticipated changes in the Company's current revenue accounting practices, and such changes could materially adversely affect the Company's future revenues and earnings.

MARKETABLE SECURITIES

     The Company's marketable securities consist primarily of corporate bonds and commercial paper. Marketable securities are stated at fair value at the balance sheet date. By policy, the Company invests primarily in high-grade marketable securities. Marketable securities are defined as available-for-sale securities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

     Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. The Company has classified its marketable securities as available-for-sale, which are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. At June 30, 1999, the fair value of marketable securities approximates their cost. Therefore, no comprehensive income or loss has been recorded.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes new standards for reporting information about operating segments in interim and annual financial statements. This statement is effective for the Company's 1999 Annual Report, but the Company does not anticipate any material effect of this statement on the disclosures in the consolidated annual financial statements.

NOTE 3. INITIAL PUBLIC OFFERING ("IPO"), FOLLOW-ON OFFERING, AND PRIVATE
PLACEMENT

     On December 16, 1998, the Company issued 3,365,000 shares of its common stock (including 465,000 shares issued upon the exercise of the underwriters' over allotment option) at an initial public offering price of $12.50 per share. The net proceeds to the Company from the offering, net of offering costs were approximately $37.4 million. In connection with the IPO, warrants were exercised to purchase 225,000 shares of common stock at a price of $11.625 per share, resulting in additional capital proceeds to the Company totaling $2.6 million. Concurrent with the IPO, each outstanding share of the Company's redeemable convertible preferred stock was automatically converted into one share of common stock and remaining preferred stock warrants for 2,237,454 shares were automatically converted into warrants for the purchase of 2,237,454 shares of common stock.

     On April 16th, 1999 the Company completed a follow-on offering of its common stock and issued an additional 2,018,620 shares at an offering price of $43.50. The net proceeds to the Company, net of offering costs, were approximately $82.2 million.

                           CONCUR TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                                  (UNAUDITED)

     In April 1999, Seeker issued 972,944 shares of Series C preferred stock in a private placement for cash of $9.4 million and conversion of notes payable to stockholders, including accrued interest, totaling $2.6 million.

NOTE 4. NET LOSS PER SHARE

     Basic and diluted net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding. Pro forma net loss per share excluding merger and acquisition related cost, is computed using the weighted average number of common shares used for basic and diluted per share amounts but also assuming that all Concur and Seeker preferred stock outstanding converted to common stock at the time of issuance.

                                              THREE MONTHS ENDED      NINE MONTHS ENDED
                                                   JUNE 30,                JUNE 30,
                                             --------------------    --------------------
                                               1999        1998        1999        1998
                                             --------    --------    --------    --------
                                                (IN THOUSANDS,          (IN THOUSANDS,
                                             EXCEPT SHARE AND PER    EXCEPT SHARE AND PER
                                                 SHARE DATA)             SHARE DATA)
Net loss...................................  $(17,738)   $(11,132)   $(34,263)   $(18,469)
                                             ========    ========    ========    ========
Basic and diluted net loss per common
  share....................................  $  (0.86)   $  (3.56)   $  (2.29)   $  (5.98)
                                             ========    ========    ========    ========
Weighted average number of common shares
  used for basic and diluted per share
  amounts..................................    20,539       3,124      14,948       3,091
Weighted average common shares issuable
  upon pro forma conversion of preferred
  stock....................................     1,481      10,474       4,331       9,826
                                             --------    --------    --------    --------
Weighted average number of shares used for
  pro forma per share amounts..............    22,020      13,598      19,279      12,917
                                             ========    ========    ========    ========
Pro forma net loss, excluding merger &
  acquisition related costs................  $ (8,879)   $ (5,929)   $(25,404)   $(13,266)
                                             ========    ========    ========    ========
Pro forma net loss per share, excluding
  merger & acquisition related costs.......  $  (0.40)   $  (0.44)   $  (1.32)   $  (1.03)
                                             ========    ========    ========    ========

Note. Pro forma results for the quarter ended June 30, 1999 and 1998 are presented for informational purposes only and are not prepared in accordance with generally accepted accounting principles. These results present the operating results of Concur Technologies, Inc. excluding non-recurring charges of $8.9 million and $5.2 million for the quarter ended June 30, 1999 and 1998, respectively, for merger costs and acquired in process technology arising from Concur's June 1999 merger with Seeker Software and June 1998 acquisition of 7Software, respectively. Shares used in computation of pro forma basic and diluted loss per share results assumes the conversion of all preferred stock to common stock at the time of issuance.

     Options to purchase 3,383,554 shares of common stock with exercise prices of $0.01 to $55.00 per share and warrants to purchase 2,301,407 shares of common stock at a range of $3.65 to $85.00 per share were outstanding as of June 30, 1999. These options and warrants were excluded from the computation of diluted earnings per share because their effect was anti-dilutive.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                 AND RESULTS OF OPERATIONS AS OF JUNE 30, 1999

FORWARD-LOOKING STATEMENTS

     Some of the information in this document contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they discuss our expectations about our future performance, contain projections of our future operating results of our future financial condition, or state other "forward-looking" information. There may be events in the future, however, that we are not accurately able to predict or over which we have no control. The risk factors listed in this document, as well as any other cautionary language in this document, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of any of the events described below or elsewhere in this document could have a material and adverse effect on our business, results of operations and financial condition.

OVERVIEW

     We are a leading provider of workplace e-commerce solutions that automate costly and inefficient business processes among employees, partners, suppliers, and service providers in the extended enterprise. Our EmployeeDesktop, which integrates XMS and CompanyStore products today, and will include Seeker Workplace in the future, automates the preparation, approval, processing, and data analysis of travel and entertainment ("T&E") expense reports, front-office procurement requisitions, and self-service human resource workplace solutions. EmployeeDesktop, which was introduced in January 1999, integrates our products through a common user interface and provides a business portal through which corporate customers and third parties can deliver other information and services to employees. We believe we are the leading provider of a suite of workplace e-commerce solution applications, based on a combination of the number of customers we serve and the features our solutions provide. Since 1996, we have licensed products to over 235 enterprise customers for use on over 1.8 million desktops. By automating manual, paper-based processes, our products reduce processing costs and enable customers to consolidate purchases with preferred vendors and negotiate vendor discounts.

     We were incorporated in 1993 and commenced operations in fiscal 1994, initially developing QuickXpense, a retail, shrink-wrapped application that automated travel and entertainment expense reporting for individuals. We first shipped QuickXpense in fiscal 1995 and sold QuickXpense through a combination of retail channels and direct marketing, utilizing a small sales force and no consulting or implementation staff. In response to inquiries from businesses seeking to automate the entire travel and entertainment expense reporting process, including back-office processing and integration to financial systems, we significantly expanded our product development efforts and released XMS, a client-server based enterprise travel and entertainment expense management solution in July 1996. In March 1998, we shipped an Intranet-based version of XMS. While we continue to sell the client-server version of XMS, since its release the Intranet-based version has accounted for a majority of XMS license revenues. We expect to continue to focus product development efforts on the Intranet-based versions of our products.

     On June 30, 1998, we acquired 7Software Inc., a privately-held software company and the developer of CompanyStore. 7Software was incorporated in May 1997. 7Software was selling the initial version of its product through a single sales representative at the time we acquired it. In connection with the acquisition, we issued 708,918 shares of our common stock in exchange for all the outstanding shares of 7Software. We also converted all of 7Software's outstanding options into options to purchase up to 123,921 shares of our common stock, paid $130,000 to 7Software, and agreed to pay $500,000 to certain shareholders of 7Software. Our total purchase price was valued at $6.2 million, including direct costs of the acquisition. The total purchase price was determined by our management and board of directors based on an assessment of the value of 7Software and as a result of negotiations with 7Software. In determining the purchase price, we estimated the fair value of our common stock and our stock options issued in the transaction. We also entered into employment and bonus agreements with certain officers of 7Software. The acquisition was recorded under the purchase method of accounting and the results of operations of 7Software and the fair value of the assets acquired and liabilities assumed were included in our consolidated financial statements beginning on the acquisition date. In connection with this acquisition, we recorded $5.2 million for in-process technology as an expense in the quarter ended June 30, 1998. In addition, we recorded capitalized technology and other intangible assets of $960,000 that will be amortized on a straight-line basis over the three years following the acquisition.

     On June 1, 1999 we acquired Seeker Software in a business combination accounted for as a pooling of interest. We issued 3,419,929 shares of common stock in exchange for all outstanding preferred stock, preferred stock warrants, and common stock of Seeker, and we converted all outstanding options to purchase Seeker common stock into options to purchase up to 680,234 shares of Concur common stock. These consolidated financial statements have been prepared to reflect the restatement of all periods presented to include the accounts of Seeker. The historical results of the pooled entities reflect each of their actual operating cost structures and, as a result, do not necessarily reflect the cost structure of the newly combined entity.

     The consolidated balance sheets as of September 30, 1998 and June 30, 1999 reflect the combination of the balance sheets of Concur and Seeker as of the same periods. The consolidated statements of operations for all periods presented give effect to the merger as of the inception of Seeker. As such, Seeker's statements of stockholders' equity, operations and cash flows for each of the three and nine month periods ended June 30, 1999 and 1998 have been combined with Concur's statements of operations for each of the same periods. These consolidated financial statements are now considered the historical financial statements of the Company.

     In January 1999 we introduced EmployeeDesktop, which provides a common user interface and a common technology platform to integrate our current products and future applications. Additionally, we plan to offer our products as an Internet-based enterprise service provider on a per-transaction or subscription basis to companies seeking to outsource their workplace e-commerce business applications.

     Through June 1996, we derived our revenues from licenses of QuickXpense and related services. In July 1996, we released XMS. Substantially all of our revenues since the fourth quarter of fiscal 1996 have been derived from licenses of XMS and related services, and to a lesser degree, the sale of licenses and services relating to The Seeker Workplace. We expect that the majority of our revenues will continue to be derived from our XMS product line and related services. Our revenues, which consist of software license revenues and service revenues, totaled $28.0 million and $13.8 million in the nine months ended June 30, 1999 and 1998, respectively. Our product pricing is based on the number of users or employees of the customer. Service revenues consist of consulting, customer support, and training.

     We market our software and services primarily through our direct sales organization in the United States, Canada, the United Kingdom and Australia. Revenues from licenses and services to customers outside the United States were $859,000 and $455,000 in the nine months ended June 30,

1999 and 1998. Historically, as a result of the relatively small amount of international sales, fluctuations in foreign currency exchange rates have not had a material effect on our operating results.

     For fiscal 1998 and prior years, we recognized revenues in accordance with the American Institute of Certified Public Accountants Statement of Position 91-1. Software license revenues are recognized when a non-cancelable license agreement has been signed with a customer, the software is shipped, no significant post delivery vendor obligations remain and collection is deemed probable. Maintenance revenues are recognized ratably over the contract term, typically one year. Revenues for consulting services are recognized as such services are performed. Commencing with fiscal 1999, we recognize revenues in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition," or SOP 97-2. SOP 97-2 has been subject to certain modifications and interpretations since its release in October 1997. Most recently in December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" which has been adopted by us without any significant effect on revenue recognition. Further implementation guidelines relating to SOP 97-2 and related modifications may result in unanticipated changes in our revenue recognition practices and such changes could affect our future revenues and earnings.

     Since inception, we have incurred substantial research and development costs and have invested heavily in the expansion of our sales, marketing and professional services organizations to build an infrastructure to support our long-term growth strategy. The number of our full-time employees increased from 235 as of June 30, 1998, to 404 as of June 30, 1999, representing an increase of 169 or 72%. As a result of investments in our infrastructure, we have incurred net losses in each fiscal quarter since inception and, as of June 30, 1999, had an accumulated deficit of $77.5 million. We anticipate that our operating expenses will increase substantially for the foreseeable future as we expand our product development, sales and marketing and professional services staff. In addition, we expect to incur substantial expenses associated with sales personnel, referral fees and marketing programs in future periods as a result of our joint marketing agreements with American Express Travel Related Services Company, Inc. ("TRS") and Automatic Data Processing ("ADP"). Accordingly, we expect to incur net losses for the foreseeable future.

     We have recorded aggregate deferred stock compensation of $3.4 million. Deferred stock compensation is amortized over the life of the options, generally four years. During fiscal 1998, we recorded amortization of deferred stock compensation of $421,000 and during the nine month period ended June 30, 1999, we recorded amortization of deferred stock compensation of $1.2 million.

     We believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as indicative of future performance. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in new and rapidly evolving markets. There can be no assurance we will be successful in addressing such risks and difficulties. In addition, although we have experienced significant revenue growth recently, this trend may not continue. In addition, we may not achieve or maintain profitability in the future.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 1999 AND 1998

     The following table sets forth certain financial data, derived from the Company's unaudited statements of operations, as a percentage of total revenues for the periods indicated. The operating results for the three and nine months ended June 30, 1999 and 1998 are not necessarily indicative of the results that may be expected for any future period.

     On June 1, 1999, we acquired all of the outstanding capital stock of Seeker Software. The unaudited consolidated financial information has been prepared to reflect the restatement of all periods presented to include the accounts of Seeker Software and Concur after accounting for the merger as a pooling of interests. The historical results of the pooled entities have been combined and presented below which reflect each of their actual operating cost structures and, as a result do not necessarily reflect the cost structure of the newly combined entity.

     The operating results for the three and nine months ended June 30, 1999 and 1998 are not necessarily indicative of the results that may be expected for any future period.

                                                       THREE MONTHS        NINE MONTHS
                                                      ENDED JUNE 30,      ENDED JUNE 30,
                                                     ----------------    ----------------
                                                      1999      1998      1999      1998
                                                     ------    ------    ------    ------
Revenues, net:
  Licenses.........................................    68.0%     68.1%     67.0%     66.9%
  Services.........................................    32.0      31.9      33.0      33.1
                                                     ------    ------    ------    ------
          Total revenues...........................   100.0     100.0     100.0     100.0
                                                     ------    ------    ------    ------
Cost of revenues:
  Licenses.........................................     1.6       2.7       2.7       2.3
  Services.........................................    40.2      37.9      41.2      37.8
                                                     ------    ------    ------    ------
          Total cost of revenues...................    41.8      40.6      43.9      40.1
                                                     ------    ------    ------    ------
Gross margin.......................................    58.2      59.4      56.1      59.9
                                                     ------    ------    ------    ------
Operating expenses:
  Sales and marketing..............................    70.9      80.1      76.0      75.3
  Research and development.........................    46.5      52.5      47.4      48.3
  General and administrative.......................    27.8      33.9      26.6      29.7
  Merger & acquisition cost and acquired in process
     technology....................................    79.2      96.1      31.6      37.7
                                                     ------    ------    ------    ------
          Total operating expenses.................   224.4     262.6     181.6     191.0
                                                     ------    ------    ------    ------
Loss from operations...............................  (166.2)   (203.2)   (125.5)   (131.1)
Interest income....................................    12.3       2.0       8.1       1.7
Interest expense...................................    (3.9)     (2.4)     (4.2)     (2.7)
Other expense, net.................................    (0.7)     (2.0)     (0.7)     (1.4)
                                                     ------    ------    ------    ------
Net loss...........................................  (158.5)%  (205.6)%  (122.3)%  (133.5)%
                                                     ======    ======    ======    ======

THREE MONTHS ENDED JUNE 30, 1999 AND 1998

Revenues

     We derive our revenues from software licenses and related services. Our revenues were $11.2 million and $5.4 million for the three months ended June 30, 1999 and 1998, respectively, representing an increase of $5.8 million, or 107%. International revenues were $194,000 and $126,000 for the three months ended June 30, 1999 and 1998, respectively.

     Our license revenues were $7.6 million and $3.7 million for the three months ended June 30, 1999 and 1998, respectively, representing an increase of $3.9 million, or 107%. License revenues represented 68.0% and 68.1% of total revenues for the three months ended June 30, 1999 and 1998, respectively. The increase in revenues from the comparable period in the prior year was due primarily to rising demand of XMS and increasing market acceptance of EmployeeDesktop. EmployeeDesktop was introduced in January 1999 and allows for the integration of XMS, CompanyStore, and, in the future, Seeker Workplace through a common user interface and offers our customers the option to purchase our products separately or as a combined "suite" of our products. In addition to increased market acceptance, the increase in sales is attributable to an increase in the size and productivity of our sales force. At June 30, 1999, our sales force numbered 58, representing an increase of 26 or 81% from the prior year.

     Our service revenues were $3.6 million and $1.7 million for the three months ended June 30, 1999 and 1998, respectively, representing an increase of $1.9 million, or 107%. Service revenues consist primarily of revenues from consulting and implementation service fees, maintenance and, to a lesser extent, training services. Service revenues represented 32.0% and 31.9% of total revenues for the three months ended June 30, 1999 and 1998, respectively. This increase reflected increasing sales of EmployeeDesktop, released in January 1999, as well as increased sales of XMS, CompanyStore, and Seeker Workplace licenses. Additionally, it reflects service revenues recognized with respect to maintenance agreements entered into in the current and prior periods. We believe that the percentage of total revenues represented by service revenues in prior fiscal periods is not indicative of levels to be expected in future periods. In addition, we expect that the proportion of our service revenues to total revenues will fluctuate in the future, depending in part on our use of third-party consulting and implementation service providers as well as market acceptance of our outsourced applications service provider, or ASP, solution.

Cost of Revenues

     Cost of License Revenues. Our cost of license revenues includes license fees for sub-licensing third-party software, product media, product duplication, manuals, and amortization of capitalized technology. Our cost of license revenues was $174,000 and $146,000 for the three months ended June 30, 1999 and 1998, respectively, representing an increase of $28,000, or 19%. This increase was principally a result of the amortization of capitalized technology and other intangible assets recorded in connection with the June 1998 acquisition of 7Software. As a percentage of license revenue, cost of license revenues represented 2.3% and 4.0% of license revenues for the three months ended June 30, 1999 and 1998, respectively. We expect that the cost of license revenues in total dollars and as a percentage of sales may continue to fluctuate and may increase depending in part on the timing of new product releases, royalty expenses associated with the sales of third party software, the demand for our current products as well as demand of our outsourced ASP solution.

     Cost of Service Revenues. Our cost of service revenues includes personnel and other costs related to consulting services, technical support, and training. Our cost of service revenues was $4.5 million and $2.1 million for the three months ended June 30, 1999 and 1998, respectively, representing an increase of $2.4 million, or 119%. This increase was primarily due to an increase in professional service support personnel to manage and support our growing customer base. Professional services personnel increased from 66 as of June 30, 1998 to 128 as of June 30, 1999, representing an increase of 62, or 94%. Cost of service revenues was 125.7% and 118.7% of service revenues for the three months ended June 30, 1999 and 1998, respectively. Cost of service revenues as a percentage of service revenues may vary between periods due to the mix of services provided by us and the resources used to provide such services.

Costs and Expenses

     Sales and Marketing. Our sales and marketing expenses consist primarily of salaries, commissions, and bonuses earned by sales and marketing personnel, lead referral fees, travel and entertainment expenses, and promotional expenses. Our sales and marketing expenses were $7.9 million and $4.3 million for the three months ended June 30, 1999 and 1998, respectively, representing an increase of $3.6 million, or 83%. This increase reflects a combination of the overall increase in expenses associated with the increase in revenues as well as our continuing investment in our sales and marketing infrastructure, especially as it relates to our international offices located in the United Kingdom and Australia. During the quarter ended June 30, 1999, we incurred significant personnel-related costs from our additional sales and marketing managers, strategic alliance managers, sales representatives and sales engineers. Sales and marketing employees increased from 72 as of June 30, 1998 to 114 as of June 30, 1999, representing an increase of 42, or 58%. The increase also reflects higher trade show and public relations expenses, and sales referral fees under our agreements with our referral partners, principally American Express and ADP. Sales and marketing expenses represented 70.9% and 80.1% of total revenues for the three months ended June 30, 1999 and 1998, respectively. We believe that a significant increase in our sales and marketing efforts is essential for us to maintain our market position and further increase the acceptance of our products. Accordingly, we anticipate we will continue to invest in sales and marketing for the foreseeable future, and sales and marketing expenses will increase in absolute dollars, although they may decline as a percentage of total revenues.

     Research and Development. Our research and development expenses consist primarily of salaries and benefits for software engineers, program managers, and quality assurance personnel as well as payments to outside contractors. Our research and development expenses were $5.2 million and $2.8 million for the three months ended June 30, 1999 and 1998, respectively, representing an increase of $2.4 million, or 83%. This increase was primarily related to the increase in software developers, program management and quality assurance personnel and outside contractors to support our expanded product lines and ongoing product development of EmployeeDesktop, as well as our individual products including XMS, CompanyStore, and Seeker Workplace. Our research and development employees increased from 68 as of June 30, 1998 to 118 as of June 30, 1999, representing an increase of 50, or 74%. Research and development costs represented 46.5% and 52.5% of total revenues for the three months ended June 30, 1999 and 1998, respectively. We believe that a significant increase in our research and development investment is essential for us to maintain our market position, to continue to expand our product lines, and to enhance the common technology platform for our suite of products. Accordingly, we anticipate that we will continue to invest significantly in product research and development for the foreseeable future, and research and development expenses are likely to increase in future periods. In the development of our new products and enhancements of existing products, the technological feasibility of the software is not established until substantially all product development is complete. Historically, software development costs eligible for capitalization have been insignificant, and all costs related to internal research and development have been expensed as incurred.

     General and Administrative. Our general and administrative expenses consist primarily of salaries, benefits, and related costs for our executive, finance, administrative, business development, and information services personnel. Our general and administrative expenses were $3.1 million and $1.8 million for the three months ended June 30, 1999 and 1998, respectively, representing an increase of $1.3 million, or 69%. This increase was primarily the result of additional finance, executive, information technology and human resources personnel to support the growth of our business, an increase of outside contractors associated with increased recruiting efforts, expanded human resources programs and an increase in the amortization of deferred stock compensation. Our general and administrative employees increased from 29 as of June 30, 1998 to 44 as of June 30, 1999, representing an increase of 15, or 52%. General and administrative costs represented 27.8% and 33.9% of our total revenues for the three months ended June 30, 1999 and 1998, respectively. We believe that our general and administrative expenses will continue to increase as a result of the continued expansion of our administrative staff and expenses associated with being a public company, including public reporting expenses, directors' and officers' liability insurance, investor relations programs and professional services fees.

     Merger and Acquisition Costs and Acquired In-Process Technology. In connection with the acquisition of Seeker Software in May 1999, we recorded a charge to operating expenses of approximately $8.9 million for direct and other acquisition-related costs pertaining to the transaction. Acquisition costs consisted primarily of financial advisor fees for both companies, attorneys, accountants, financial printing and other related charges. In connection with the acquisition of 7Software, we recorded a one-time charge of $5.2 million for in-process technology as an expense in the quarter ended June 30, 1998.

     Interest Income and Interest Expense. Our interest income was $1.4 million and $107,000 for the three months ended June 30, 1999 and 1998, respectively, representing an increase of $1.3 million. This increase reflects interest income earned on the higher cash and cash equivalents and marketable securities balances resulting from the proceeds received in December 1998 and April 1999 from our initial public offering and follow on offering, respectively. Our interest expense was $438,000 and $128,000 for the three months ended June 30, 1999 and 1998, respectively, representing an increase of $310,000. This increase was due to additional bank borrowings and higher capital lease obligations.

     Provision for Income Taxes. No provision for federal and state income taxes has been recorded because we have experienced net losses since inception which has resulted in deferred tax assets. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance.

NINE MONTHS ENDED JUNE 30, 1999 AND 1998

Revenues

     Total revenues were $28.0 million and $13.8 million for the nine months ended June 30, 1999 and 1998, respectively, representing an increase of $14.2 million, or 102%. International revenues were $859,000 and $455,000 for the nine months ended June 30, 1999 and 1998, respectively.

     Our license revenues were $18.8 million and $9.2 million for the nine months ended June 30, 1999 and 1998, respectively, representing an increase of $9.6 million, or 103%. License revenues represented 67.0% and 66.9% of total revenues for the nine months ended June 30, 1999 and 1998, respectively. The increase in revenues from the prior year period was due primarily to the market acceptance of EmployeeDesktop, as well as ongoing demand of XMS, Seeker Workplace, and CompanyStore. Also driving this increase in revenues was an increase in the size and productivity of our sales force, and sales related to referrals attributable to our December 1997 strategic marketing alliance agreement with American Express Company ("American Express") and our November 1998 strategic marketing alliance agreement with ADP.

     Our service revenues were $9.2 million and $4.6 million for the nine months ended June 30, 1999 and 1998, respectively, representing an increase of $4.6 million, or 101%. Service revenues represented 33.0% and 33.1% of total revenues for the nine months ended June 30, 1999 and 1998, respectively. This increase reflected increased sales of XMS, CompanyStore, and Seeker Workplace licenses in fiscal 1999 as well as revenues recognized with respect to maintenance agreements entered into in the current and prior periods. We believe that the percentage of total revenues represented by service revenues in prior fiscal periods is not indicative of levels to be expected in future periods. In addition, we expect that the proportion of our service revenues to total revenues will fluctuate in the future depending in part on our use of third-party consulting and implementation service providers as well as market acceptance of our ESP solution.

Cost of Revenues

     Cost of License Revenues. Our cost of license revenues was $747,000 and $318,000 for the nine months ended June 30, 1999 and 1998, respectively, representing an increase of $429,000, or 135%. This increase was principally a result of the amortization of capitalized technology recorded in connection with the June 1998 acquisition of 7Software, increased expenses associated with sub-licensing of third-party software due to increased sales of XMS, and the costs of production, manuals and other media associated with the release of both EmployeeDesktop 5.0 and CompanyStore 5.0 during the second quarter of fiscal 1999. Cost of license revenues represented 4.0% and 3.4% of license revenues for the nine months ended June 30, 1999 and 1998, respectively. We expect that the cost of license revenues may increase significantly as a percentage of total revenues and as a percentage of license revenues upon the introduction of our outsourced ASP solution and will fluctuate in the future depending in part on the demand for our current products and our outsourced ASP solution.

     Cost of Service Revenues. Our cost of service revenues was $11.5 million and $5.2 million for the nine months ended June 30, 1999 and 1998, respectively, representing an increase of $6.3 million, or 121%. This increase was primarily due to an increase in professional service support personnel to manage and support our growing customer base. Cost of service revenues was 125% and 114% of service revenues for the nine months ended June 30, 1999 and 1998, respectively. Cost of service revenues as a percentage of service revenues may vary between periods due to the mix of services provided by us and the resources used to provide such services.

Costs and Expenses

     Sales and Marketing. Our sales and marketing expenses were $21.3 million and $10.4 million for the nine months ended June 30, 1999 and 1998, respectively, representing an increase of $10.9 million, or 104%. This increase reflects a combination of the overall increase in expenses associated with the increase in revenues as well as our continuing investment in our sales and marketing infrastructure, especially as it relates to our international offices located in the United Kingdom and Australia. Trade show expenses, public relations fees and sales referral fees also contributed to the overall increase in sales and marketing expenses. Sales and marketing expenses represented 76.0% and 75.3% of total revenues for the nine months ended June 30, 1999 and 1998, respectively. We believe that a significant increase in our sales and marketing efforts is essential for us to maintain our market position and further increase the acceptance of our products, into a common user interface. Accordingly, we anticipate we will continue to invest significantly in sales and marketing for the foreseeable future, and sales and marketing expenses will continue to increase in future periods.

     Research and Development. Our research and development expenses were $13.3 million and $6.7 million for the nine months ended June 30, 1999 and 1998, respectively, representing an increase of $6.6 million, or 98%. This increase was primarily related to the increase in software engineers, program management and quality assurance personnel and outside contractors to support our expanded product lines and ongoing product development of EmployeeDesktop, including XMS,

CompanyStore, and Seeker Workplace. Research and development costs represented 47.4% and 48.3% of total revenues for the nine months ended June 30, 1999 and 1998, respectively. We believe that a significant increase in our research and development investment is essential for us to maintain our market position, to continue to expand our product lines, and to enhance the common technology platform for our suite of products. Accordingly, we anticipate that we will continue to invest significantly in product research and development for the foreseeable future, and research and development expenses are likely to increase in future periods. In the development of our new products and enhancements of existing products, the technological feasibility of the software is not established until substantially all product development is complete. Historically, software development costs eligible for capitalization have been insignificant, and all costs related to internal research and development have been expensed as incurred.

     General and Administrative. Our general and administrative expenses were $7.5 million and $4.1 million for the nine months ended June 30, 1999 and 1998, respectively, representing an increase of $3.4 million, or 81%. This increase was primarily the result of additional general and administrative personnel to support the growth of our business, an increase of outside contractors associated with increased recruiting efforts, an increase in the amortization of deferred stock compensation, and an increase in the allowance for doubtful accounts related to our increase in revenues. General and administrative costs represented 26.6% and 29.7% of our total revenues for the nine months ended June 30, 1999 and 1998, respectively. We believe that our general and administrative expenses will continue to increase as a result of the continued expansion of our administrative staff and expenses associated with being a public company, including public reporting expenses, directors' and officers' liability insurance, investor relations programs and professional services fees.

     Merger and Acquisition Costs and Acquired In-Process Technology. In connection with the acquisition of Seeker Software in May 1999, we recorded a charge to operating expenses of approximately $8.9 million for direct and other acquisition-related costs pertaining to the transaction. Acquisition costs consisted primarily of financial advisor fees for both companies, attorneys, accountants, financial printing and other related charges. In connection with the acquisition of 7Software, we recorded a one-time charge of $5.2 million for in-process technology as an expense in the quarter ended June 30, 1998.

     Interest Income and Interest Expense. Our interest income was $2.3 million and $233,000 for the nine months ended June 30, 1999 and 1998, respectively, representing an increase of approximately $2.0 million. This increase reflects interest income earned on the higher cash, cash equivalents and marketable securities balances as a result of proceeds received in December 1998 and April 1999 from our initial public offering and follow on offering, respectively. Interest expense was $1.2 million and $376,000 for the nine months ended June 30, 1999 and 1998, respectively, representing an increase of $798,000. This increase was due to additional bank borrowings and higher capital lease obligations.

     Provision for Income Taxes. No provision for federal and state income taxes has been recorded because we have experienced net losses since inception which has resulted in deferred tax assets. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset balance.

FINANCIAL CONDITION

     Our total assets were $147.2 million and $28.6 million as of June 30, 1999 and September 30, 1998, respectively, representing an increase of $118.6 million, or 414%. This increase was primarily due to cash proceeds raised from the sales of our common stock in our December 1998 initial public offering ("IPO"), and our April 1999 follow-on offering. As of June 30, 1999, we had $128.6 million

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

of cash and cash equivalents and marketable securities, compared to $17.1 million as of September 30, 1998, representing an increase of $111.5 million, or 654%. During December 1998, we issued 3,365,000 shares of our common stock in connection with our IPO, netting us, after offering costs, approximately $37.4 million. In connection with our IPO, we also received proceeds totaling $2.6 million from the exercise of a warrant to purchase 225,000 shares of our common stock. On April 16th, 1999 we completed a follow-on offering of our common stock and issued an additional 2,018,620 shares at an offering price of $43.50. The net proceeds, net of offering costs, were approximately $82.2 million.

     Our accounts receivable was $9.4 million and $6.0 million as of June 30, 1999 and September 30, 1998, respectively, representing an increase of $3.4 million, or 55%. This increase was principally a result of increased license revenues and service revenues associated with the sale of EmployeeDesktop, including sales of XMS, CompanyStore, and Seeker Workplace. Days' sales outstanding ("DSO") in accounts receivable was 79 days as of June 30, 1999 and 81 days as of September 30, 1998, respectively. We expect that DSO will fluctuate significantly in future quarters, and most likely will increase. Deposits and other assets increased primarily due to a prepayment for a sales referral, marketing, and business partnership.

     Our total current liabilities were $32.9 million and $15.4 million as of June 30, 1999 and September 30, 1998, respectively, representing an increase of $17.5 million, or 113%. This increase consists primarily of an increase in accounts payable, accrued liabilities, and accrued commissions of $15.5 million. The increase in accounts payable and accrued liabilities was primarily due to expenses incurred but unpaid as of June 30, 1999 relating to the follow-on offering of our common stock, liabilities incurred relating to our merger with Seeker Software in June 1999, as well as our increased growth and ongoing business activities.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have funded our operations primarily through sales of equity securities and to a lesser degree the use of long-term debt, notes payable to shareholders, and equipment leases. Prior to our initial public offering, we had raised approximately $39.3 million, net of offering costs from the issuance of preferred stock, and approximately $15.0 million from the issuance of notes payable to shareholders and long-term debt, and had financed equipment purchases totaling approximately $3.6 million.

     In December 1998, we completed our initial public offering and received approximately $37.4 million in cash, net of underwriting discounts, commissions and other offering costs. In connection with the IPO, warrants were exercised to purchase 225,000 shares of common stock at a price of $11.625 per share, resulting in additional proceeds to us totaling $2.6 million. In April 1999, we completed a follow-on offering and received approximately $82.2 million in cash, net of underwriting discounts, commissions and other offering costs. Also in April 1999, Seeker Software issued preferred stock of $12.0 million in exchange for $9.4 million in cash and the conversion of notes payable to shareholders,and including accrued interest, totaling $2.6 million. Our sources of liquidity as of June 30, 1999 consisted principally of cash and cash equivalents and marketable securities, all totaling $128.6 million, and approximately $3.5 million of available borrowings under a line of credit.

     Net cash used in operating activities was $20.7 million and $8.7 million in the nine months ended June 30, 1999 and 1998, respectively, representing an increase of $12.0 million, or 137%. For such periods, net cash used by operating activities was primarily a result of funding ongoing operations.

     Since 1995, our investing activities have consisted of purchases of property and equipment. Capital expenditures, including those under capital leases, totaled $3.1 million and $1.9 million in the nine months ended June 30, 1999 and 1998, respectively, representing an increase of $1.2 million, or 63%. We finance the majority of our acquisitions of property and equipment, primarily computer hardware and software for our increasing employee base as well as for our management information systems, primarily through capital leases. We anticipate that we will experience an increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel. We do not expect to incur significant costs to make our internal information systems Year 2000 compliant because we believe such information systems are designed to function properly through and beyond the year 2000.

     Our financing activities provided $133.8 million in the nine month period ending June 30, 1999 compared with $20.9 in the nine month period ending June 30, 1998. In the nine months ended June 30, 1999, cash provided by financing activities consisted primarily of $37.4 million from our initial public offering, $2.6 million from the exercise of warrants as a result of the IPO, and $82.2 million from our follow-on offering. Additionally, we raised $9.4 million in connection with the offering of Seeker Software's preferred stock in April 1999.

     Prior to March 15, 1999, we had a line of credit with a bank for $2.0 million. On March 15, 1999, the credit facility was amended to increase the borrowing amount to $4.0 million and to extend the expiration date to March 2000. This $4.0 million line of credit bears interest at the lending bank's prime rate plus 1.5%. Borrowings are limited to the lesser of 80% of eligible accounts receivable or $4.0 million and are secured by substantially all of our non-leased assets. As of June 30, 1999, we had not borrowed under the line of credit; however, there were approximately $500,000 in standby letters of credit outstanding. Approximately $3.5 million remains available under this line as of June 30, 1999.

     In September 1997, we entered into a $1.0 million senior term loan facility with the same bank with which we have the line of credit, pursuant to the terms of a security and loan agreement. In April 1998, the loan agreement was amended to allow for additional borrowings up to a total of $3.0 million. The facility, which bears interest at the lending bank's prime rate less 1.0%, matures on February 15, 2001. Payments were interest only through February 15, 1999, at which time we started to pay off the facility in 24 equal monthly principal payments plus interest. The loan agreement contains certain financial restrictions and covenants, with which we are currently in compliance. As of June 30, 1999, the outstanding indebtedness under the loan agreement was $2.5 million.

     In July 1997, we entered into a subordinated loan and security agreement with an equipment lessor in the principal amount of $1.5 million which bears interest at an annual rate of 8.5%. In May 1998, the subordinated loan agreement was amended to allow for additional borrowings of $5.0 million bearing interest at an annual rate of 11% on the first $3.5 million and 12.5% on the remaining $1.5 million, which expired on December 31, 1998. The notes are due in varying monthly installments through April 2002, and contain certain restrictions and covenants, with which we are currently in compliance. At June 30, 1999, the outstanding indebtedness under the subordinated loan agreement was $3.9 million.

     We also have an equipment line of credit with a bank which allows for borrowings up to $1.0 million which is no longer available for additional borrowings. Principal payments of approximately $32,000, plus interest which accrues at the prime rate plus 1.5% are due monthly through October 2001. At June 30, 1999, the outstanding indebtedness under the equipment line of credit was $500,000.

     In September 1998, we entered into an additional subordinated promissory note agreement with an equipment lessor in the principal amount of $2.0 million. The note bears interest at 11%, payments are due in monthly installments of approximately $65,000 including interest, and the note matures in November 2001. At June 30, 1999, the outstanding indebtedness under the subordinated loan agreement was $1.7 million.

     On August 11, 1998, we issued a warrant to TRS to purchase shares of our Series E preferred stock which, in connection with our initial public offering in December 1998, converted into a warrant to purchase 2,325,000 shares of our common stock. In December 1998, TRS exercised a portion of the warrant to purchase 225,000 shares at $11.625 per share. Additionally, under the warrant, TRS may acquire 700,000 shares at any time on or before October 15, 1999 at a cash purchase price of $33.75 per share, 700,000 additional shares at any time on or before January 15, 2001 at a cash purchase price of $50.625 per share, and 700,000 shares at any time on or before January 15, 2002 at a cash purchase price of $85.00 per share.

     We currently anticipate that for the foreseeable future we will continue to experience significant growth in our operating expenses related to augmenting our sales and marketing operations, increasing research and development and extending our professional service capabilities. We also anticipate developing new distribution channels, improving our operational and financial systems, entering new markets for our products and services, and possibly acquiring or investing in complementary businesses, products or technologies or investing in joint ventures. Such expenditures will be a material use of our cash resources. We believe that our existing cash and cash equivalents and marketable securities and available bank borrowings will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Thereafter, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise such additional funds through private or public sales of securities, strategic relationships, bank debt, financing under leasing arrangements, or otherwise. If additional funds are raised through the issuance of equity securities, stockholders may experience additional dilution, or such equity securities may have rights, preferences, or privileges senior to those of the holders of our common stock. There can be no assurance that additional financing will be available on acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements, which could have a material adverse effect on our business, financial condition and operating results.

Qualitative and Quantitative Disclosures about Market Risk

     Concur's operating results are sensitive to changes in the general level of U.S. interest rates, particularly since the majority of its cash equivalents are invested in short-term debt instruments while certain portions of its outstanding long-term debt bear interest at variable rates.

YEAR 2000 COMPLIANCE

Background of Year 2000 Issues

     Many currently installed computer systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates because such systems were developed using two digits rather than four to determine the applicable year. For example, computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This error could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process translations, send invoices or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with such "Year 2000" requirements.

State of Readiness

     Our business is dependent on the operation of numerous systems that could potentially be affected by Year 2000-related problems. Those systems include, among others:

     - hardware and software systems used by us to deliver products and services to customers, including our proprietary software systems as well as software supplied by third parties;

     - communications networks such as the Internet and private intranets;

     - the internal systems of our customers and suppliers;

     - software products sold to customers;

     - the hardware and software systems used internally by us in the management of our business; and

     - non-information technology systems and services, such as power, telephone systems and building systems.

     Our Year 2000 Compliance Task Force, composed of high-level representatives of the product management, information systems, technical services and legal departments, continues to implement the Year 2000 readiness of our operations, products, and relationships. The phases of our Year 2000 program include:

     (1) assignment of responsibility for external issues, such as products developed by us and licensed to customers, and internal issues, such as systems, facilities, equipment, software, and legal audit;

     (2) inventory of all aspects of our operations and relationships subject to the Year 2000 problem;

     (3) comprehensive analysis, including impact analysis and cost analysis, of our Year 2000 readiness, as well as business contingency planning; and

     (4) remediation and subsequent testing.

     We have tested our software products and have determined that the currently shipping versions of all of our software products are Year 2000 compliant, with a software patch or update provided to authorized licensees for no charge, consistent with the Year 2000 compliance specifications established by the British Standards Institute's DISC PD-2001. Some product versions no longer shipping had Year 2000 issues that have already been resolved with patches or updates provided at no charge to authorized licensees. Some earlier product versions no longer shipping that have Year 2000 issues will be patched or updated timely with no charge to authorized licensees. Some remaining older versions not currently shipping may not be supported beyond December 1999; however, our customer base has been notified of this fact via our Web site.

     We are evaluating the Year 2000 compliance of our products currently under development. We plan to continue to test our current and future products by applying our Year 2000 compliance criteria and to include any necessary modifications the compliance process reveals. We have completed Phases 1 and 2 of our program. We anticipate completing Phases 3 and 4 in October 1999.

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

Risks Related to Year 2000 Issues:

     Our products are generally integrated into enterprise systems involving sophisticated third-party hardware and software products which may not themselves be Year 2000 compliant. In addition, in some cases even certain earlier Year 2000 compliant versions of our software, while compatible with earlier, non-Year 2000 compliant versions of other software products with which Concur's software was integrated, are not compatible with certain more recent Year 2000 compliant versions of such other third-party software providers. While we do not believe we have any obligation under this circumstance (because customers using our older versions of our software would have to upgrade in order to be compatible with newer versions of third parties' products) there can be no assurance that we will not be subject to claims or complaints by our customers. We sell our products to companies in a variety of industries, each of which is experiencing different Year 2000 compliance issues. Customer difficulties with their Year 2000 issues might require us to devote additional resources to resolve their underlying problems. However, our Year 2000 compliance efforts cannot assure the success of our customers in dealing with their Year 2000 issues.

     Although we have not been a party to any litigation or arbitration proceeding to date involving our products or services and related to Year 2000 compliance issues, there can be no assurance that we will not in the future be required to defend our products or services in such proceedings, or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, regardless of the merits of such disputes, and any liability for Year 2000-related damages, including consequential damages, would have a material adverse effect on our business, results of operations and financial condition. In addition, we believe that purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or upgrade their current software systems for Year 2000 compliance or defer additional software purchases until after 2000. As a result, some customers and potential customers may have more limited budgets available to purchase software products such as those offered by us, and others may choose to refrain from changes in their information technology environment until after 2000. To the extent Year 2000 issues cause significant delay in, or cancellation of, decisions to purchase our products or services, our business would be materially adversely affected.

     We are also reviewing our internal management information and other systems in order to identify any products, services or systems that are not Year 2000 compliant, in order to take corrective action. To assist us in this initiative, we have retained the services of a Year 2000 consulting firm. To date, we have not encountered any material Year 2000 problems with our computer systems or any other equipment that might be subject to such problems. Our plan for the Year 2000 calls for compliance verification of external vendors supplying software and information systems to us and communication with significant suppliers to determine the readiness of third parties' remediation of their own Year 2000 issues. As part of our assessment, we are evaluating the level of validation we will require of third parties to ensure their Year 2000 compliance and are in process of circulating letters to our suppliers and other business partners requesting their Year 2000 compliance status. We are taking steps with respect to new supplier agreements to ensure that the suppliers' products and internal systems are Year 2000 compliant. In the event that any such third parties' products, services or systems do not meet the Year 2000 requirements on a timely basis, our business could be materially adversely affected. We could also experience material adverse effects on our business if we fail to identify all Year 2000 dependencies in our systems and in the systems of our suppliers, customers and financial institutions. Therefore, we plan to develop contingency plans for continuing operations in the event such problems arise, but do not presently have a finalized contingency plan for handling Year 2000 problems that are not detected and corrected prior to their occurrence. We have not completed our Year 2000 investigation, and there can be no assurance that

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

the total cost of Year 2000 compliance will not be material to our business. We may not identify and remediate all significant Year 2000 problems on a timely basis, remediation efforts may involve significant time and expense, and unremediated problems may have a material adverse effect on our business.

RISK FACTORS THAT MAY AFFECT RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OUR SHORT OPERATING HISTORY AND SIGNIFICANT LOSSES MAKE OUR BUSINESS DIFFICULT TO EVALUATE.

     We are still in the early stages of our development, so evaluating our business operations and our prospects is difficult. We incorporated in 1993 and have incurred net losses in each quarter since then. We shipped our first product in fiscal 1995, and since fiscal 1997 have derived substantially all of our revenues from licenses of our XMS product and related services, and to a lesser degree, the sale of licenses and services relating to The Seeker Workplace. To compete effectively, we expect to devote substantial cash, financial and other resources to expanding our sales and marketing, research and development, and professional services organizations. These investments may never produce a profit. We incurred net losses of $5.1 million for fiscal 1996, $7.6 million for fiscal 1997, $26.2 million for fiscal 1998 and $34.3 million for the nine months ended June 30, 1999. As of June 30, 1999, we had an accumulated deficit of $77.5 million. We expect to continue to incur net losses for the foreseeable future. Despite substantial net operating loss carryforwards as of June 30, 1999, tax laws may limit their use in the future upon the occurrence of certain events, including a significant change in ownership interests.

OUR OPERATING RESULTS FLUCTUATE WIDELY AND ARE DIFFICULT TO PREDICT.

     In the past our quarterly operating results have fluctuated significantly, and we expect them to continue to fluctuate in the future. Our products are typically shipped when orders are received, so license backlog at the beginning of any quarter in the past represented only a small portion of that quarter's expected license revenues. This makes license revenues in any quarter difficult to forecast because they depend on orders booked and shipped in that quarter. Moreover, we typically recognize a substantial percentage of revenues in the last month of the quarter, frequently in the last week or even the last days of the quarter. Since our expenses are relatively fixed in the near term, any shortfall from anticipated revenues or any delay in the recognition of revenues could result in significant variations in operating results from quarter to quarter. We find it difficult to forecast quarterly license revenues because our sales cycle, from initial evaluation to delivery of software, is lengthy and varies substantially from customer to customer. If revenues fall below our expectations in a particular quarter, our business could be harmed.

YEAR 2000 CONSIDERATIONS AMONG OUR CUSTOMERS AND POTENTIAL CUSTOMERS MAY REDUCE OUR SALES.

     We may experience reduced sales of products as customers and potential customers put a priority on correcting Year 2000 problems and therefore defer purchases of our products until later in 2000. Accordingly, demand for our products may be particularly volatile and unpredictable for the remainder of 1999 and early 2000.

WE RELY HEAVILY ON SALES OF ONE PRODUCT.

     Since 1997, we have generated substantially all of our revenues from licenses and services related to our XMS product. We believe that XMS revenues will continue to account for a large portion of our revenues for the foreseeable future. Our future financial performance will depend upon the successful development, introduction and customer acceptance of new and enhanced versions of XMS and our business could be harmed if we fail to deliver the enhancements to XMS that customers want.

OUR EXPANSION INTO THE FRONT-OFFICE PROCUREMENT APPLICATION AND HUMAN RESOURCE SELF-SERVICE APPLICATION MARKETS IS RISKY.

     We recently added the CompanyStore front-office procurement application and The Seeker Workplace human resource self-service application to our product line. To date, we have licensed our front-office procurement and human resource self-service applications, collectively, to less than 40 customers. Our future revenue growth depends on our ability to license CompanyStore and The Seeker Workplace to new customers and our existing base of XMS customers. Potential and existing customers may not purchase CompanyStore, or The Seeker Workplace for a number of reasons, including:

     - an absence of desired functionality;

     - the costs of and time required for implementation;

     - possible software defects; and

     - a customer's lack of the necessary hardware, software or Intranet infrastructure.

     Further, we must overcome certain significant obstacles to expand into the front-office procurement application and human resource self-service application markets, including:

     - competitors that have more experience and better name recognition;

     - the limited experience of our sales and consulting personnel in the front-office procurement application and human resource self-service application markets; and

     - our limited reference accounts in the front-office procurement application and human resource self-service application markets.

     Our business could be harmed if we fail to deliver the enhancements to CompanyStore and The Seeker Workplace that customers want.

WE FACE SIGNIFICANT COMPETITION.

     The market for our products is intensely competitive and rapidly changing. Direct competition comes from independent software vendors of travel and entertainment expense management, front-office procurement applications and human resource self-service applications, and from providers of enterprise resource planning, or ERP, software applications that have or may be developing travel and entertainment expense management, front-office procurement products, and human resource self service applications. Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we do. Moreover, a number of our competitors, particularly major ERP vendors, have well-established relationships with our current and potential customers as well as with systems integrators and other vendors and service providers. These competitors may also be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than we can. We also face indirect competition from potential customers' internal development efforts and have to overcome their reluctance to move away from existing paper-based systems.

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

WE MAY EXPERIENCE DIFFICULTIES IN INTRODUCING NEW PRODUCTS AND UPGRADES.

     Through our acquisition of Seeker Software in June 1999, we added The Seeker Workplace to our product suite. We expect to add additional workplace e-commerce applications to our product suite by acquisition or internal development, and to develop enhancements to our existing applications. We have experienced delays in the planned release dates of our software products and upgrades, and we have discovered software defects in new products after their introduction. New products or upgrades may not be released according to schedule, or may contain defects when released. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our products or customer claims against us, any of which could harm our business. If we do not develop, license or acquire new software products, or deliver enhancements to existing products on a timely and cost-effective basis, our business will be harmed.

WE HAVE LIMITED EXPERIENCE SELLING OUR PRODUCTS AS A SUITE AND OUR EMPLOYEEDESKTOP MODEL MAY FAIL.

     We recently introduced EmployeeDesktop, which integrates XMS and CompanyStore as a suite of applications. Through our acquisition of Seeker Software, Inc. in June 1999, we added the Seeker Workplace to our suite of products. We plan to incorporate the Seeker Workplace into EmployeeDesktop. Until recently we have not sold our products as a suite, and we do not know whether customers will prefer to buy our products this way. In an effort to increase overall revenues, we expect to offer our integrated suite of applications at prices that will be lower than would be the case for the applications sold separately. This may have the effect of reducing per-user revenues. We also expect that selling our products as a suite will lengthen our sales cycle because the sale is more complex and is more likely to involve information technology specialists at the prospective customer. Because we are inexperienced selling our products this way, we cannot predict whether it will hurt our business.

OUR PLAN TO SELL PRODUCTS AS AN INTERNET-BASED APPLICATION SERVICE PROVIDER MAY FAIL.

     In addition to licensing our software applications, we plan to offer them as an Internet-based application service provider, or ASP. We would price solutions on a per-transaction basis or on a subscription basis to companies seeking to outsource their workplace e-commerce business applications. This business model is unproven and represents a significant departure from the strategies traditionally employed by us and other enterprise software vendors. We have no experience selling products or services as an ASP, and our efforts to develop this ASP business may significantly divert our revenues and management time and attention. In connection with our planned ASP business model, we will engage third-party service providers to perform many of the necessary services as independent contractors, and we will be responsible for monitoring their performance. We have limited experience outsourcing services or other important business functions in the past, and independent contractors may not perform those services adequately. If any service provider delivers inadequate support or service to our customers, our reputation could be harmed. In addition, we plan to use resellers to market ASP products. We have no experience utilizing resellers and we may not be successful in this effort.

     If customers determine that our products are not scalable, do not provide adequate security for the dissemination of information over the Internet, or are otherwise inadequate for Internet-based use, or if for any other reason customers fail to accept our products for use on the Internet or on a per-transaction or subscription basis, our business will be harmed. As an outsourced ASP provider, we may regularly receive large amounts of confidential information, including credit card, travel booking, employee, and other financial and accounting data through the Internet or extranets, and there can be no assurance that this information will not be subject to computer break-ins, theft and other improper activity that could jeopardize the security of information for which we are responsible. Even if our strategy of offering products to customers over the Internet is successful, some of those Internet customers may be ones that otherwise might have bought our software and services through our traditional licensing arrangements. Any such shift in potential license revenues to the ASP model, which is unproven and potentially less profitable, could harm our business.

     In addition, as an increasing proportion of our business moves to this business model, our revenues may be inconsistent and hard to predict, given that revenues under this new business model are recognized ratable over the contract term whereas most of our revenues under the traditional licensing arrangements are recognized in the same quarter that the contract is signed.

WE HAVE LIMITED EXPERIENCE WITH LARGE-SCALE DEPLOYMENT, WHICH IS IMPORTANT TO OUR FUTURE SUCCESS.

     To date only a limited number of customers have deployed XMS and The Seeker Workplace on a large scale, and no customer has deployed CompanyStore on a large scale. We think that the ability of large customers to roll out our products across large numbers of users is critical to our success. If our customers cannot successfully implement large-scale deployments, or they determine that our products cannot accommodate large-scale deployments, our business would be harmed.

IT IS IMPORTANT FOR US TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS.

     To offer products and services to a larger customer base than we can reach through direct sales, telesales and internal marketing efforts, we depend on strategic referral relationships. If we were unable to maintain our existing strategic referral relationships or enter into additional strategic referral relationships, we would have to devote substantially more resources to the distribution, sale and marketing of our products and services. Our success depends in part on the ultimate success of our strategic referral partners and their ability to market our products and services successfully. A significant number of our new XMS sales have come through referrals from American Express, but American Express is not obligated to refer any potential customers to us, and it may enter into strategic relationships with other providers of expense reporting and front-office procurement applications.

     Many of our strategic partners have multiple strategic relationships, and they may not regard us as significant for their businesses. In addition, our strategic partners may terminate their respective relationships with us, pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with our products or services. Further, our existing strategic relationships may interfere with our ability to enter into other desirable strategic relationships.

FUTURE ACQUISITIONS MIGHT HARM OUR BUSINESS.

     As part of our business strategy, we might seek to acquire or invest in businesses, products or technologies that we feel could complement or expand our business. If we identify an appropriate acquisition opportunity, we might not be able to negotiate the terms of that acquisition successfully, finance it, or integrate it into our existing business and operations. We have completed only two acquisitions to date, 7Software, Inc. and Seeker Software, Inc. We may not be able to select, manage or absorb any future acquisitions successfully. Further, the negotiation of potential acquisitions, as well as the integration of an acquired business, would divert management time and other resources. We may have to use a substantial portion of our available cash to consummate an acquisition. On the other hand, if we consummate acquisitions through an exchange of our securities, our stockholders

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could suffer significant dilution. In addition, we cannot assure you that any particular acquisition, even if successfully completed, will ultimately benefit our business.

WE MAY NOT MEET OUR EXPECTATIONS FOR THE SEEKER SOFTWARE ACQUISITION.

     Our acquisition of Seeker Software in June 1999 was a significant investment. The purchase price for Seeker Software included shares of our common stock and options to purchase shares of our common stock, together representing an aggregate of approximately 18% of our outstanding common stock as of June 30, 1999. In connection with the acquisition, we recorded in the third quarter a charge to operating expenses of approximately $8.9 million for direct and other acquisition-related costs pertaining to the transaction. Acquisition costs consisted primarily of financial advisor fees for both companies, attorneys, accountants, financial printing and other related charges. We may incur additional costs in the future in integrating the business of Seeker Software with our business. We were willing to pay such costs to acquire a company and products which we believe will allow us to provide a comprehensive automation and transaction processing suite, including travel expense management, front-office procurement and human resources self-service solutions, fully integrated into a single business portal. We plan to integrate the Seeker Software business with our own, including product development efforts focused on fully integrating The Seeker Workplace into EmployeeDesktop. We also expect to be able to sell our newly-acquired The Seeker Workplace applications to some of the existing customers of our EmployeeDesktop, XMS and CompanyStore products, and to sell EmployeeDesktop, XMS and CompanyStore to existing customers of The Seeker Workplace. We may not, however, be able to meet our expectations for the acquisition. We may encounter substantial difficulties and financial risks such as:

     - difficulty assimilating the operations, technology and personnel of the combined companies;

     - disruption of our ongoing business;

     - potential difficulties in completing projects;

     - problems retaining key technical and managerial personnel;

     - additional operating losses and expenses of the acquired business; and

     - impairment of relationships with existing customers, business partners and employees.

     In addition, recent actions and comments from the Securities and Exchange Commission have indicated that they are scrutinizing the application of the pooling of interest method of accounting for business combinations. While we believe we are in compliance with the rules and related guidance as they currently exist, we can provide no assurance that the Commission will not challenge our conclusions and ultimately seek to treat this transaction under the purchase method of accounting for business combinations. This could result in the restatement of financial statements requiring the recording of goodwill and related amortization expense and as such could have a material negative impact on our financial results for the periods subsequent to the acquisition.

     We cannot assure you that we will be successful in overcoming these or any other problems or risks in connection with the acquisition of Seeker Software. Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that our previous or future acquisitions will be successful and will not adversely affect our financial condition or results of operations.

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OUR LENGTHY SALES CYCLE COULD ADVERSELY AFFECT OUR REVENUE GROWTH.

     Because of the high costs involved, customers for enterprise software products typically commit significant resources to an evaluation of available software applications and require us to expend substantial time, effort and money educating them about the value of our products and services. The time between initial contact with a potential customer and the ultimate sale, our sales cycle, typically ranges between six and nine months. As a result of our lengthy sales cycle, we have only a limited ability to forecast the timing and size of specific sales. Any delay in completing, or failure to complete, sales in a particular quarter or fiscal year could harm our business and could cause our operating results to vary significantly.

WE DEPEND ON OUR KEY EMPLOYEES.

     Our success depends on the performance of our senior management, particularly S. Steven Singh, our President and Chief Executive Officer, who is not bound by an employment agreement. Although we maintain key person life insurance on Mr. Singh in the amount of $1 million, the loss of his services would harm our business. If one or more members of our senior management or any of our key employees were to resign, particularly to join or form a competitor, the loss of that personnel and any resulting loss of existing or potential customers to that competitor would harm our business.

WE MUST ATTRACT AND RETAIN QUALIFIED PERSONNEL, PARTICULARLY SERVICE PERSONNEL.

     Our success depends on our ability to attract and retain qualified, experienced employees. There is substantial competition for experienced engineering, sales and consulting personnel in the market segments in which we compete. Many of our competitors for experienced personnel have greater financial and other resources than we have. In particular, we compete for personnel with Microsoft Corporation, which is located in the same geographic area as our headquarters. We also compete for personnel with other software vendors, including ERP vendors, and with consulting and professional services companies. In addition, our customers generally purchase consulting and implementation services. While we have recently established relationships with some third-party providers, we continue to be a significant provider of these consulting and implementation services. It is difficult and expensive to recruit, train and retain qualified personnel to perform these services, and we may from time to time have inadequate levels of staffing to perform these services. As a result, our growth could be limited due to our lack of capacity to provide such services, or we could experience deterioration in service levels or decreased customer satisfaction, any of which would harm our business.

WE DEPEND ON OUR DIRECT SALES MODEL.

     We sell our products primarily through our direct sales force. We believe that there is significant competition for direct sales personnel with the advanced sales skills and technical knowledge we need. Our inability to hire competent sales personnel, or our failure to retain them, would harm our business.

     In addition, by relying primarily on a direct sales model, we may miss sales opportunities that might be available through other sales channels, such as domestic and international resellers. In the future, we intend to develop indirect distribution channels through third-party distribution arrangements, but we may not be successful in establishing those arrangements, or they may not increase revenues. Furthermore, we plan to use resellers to market our ASP products in particular. We have limited experience utilizing resellers to date. The failure to develop indirect channels may place us at a significant competitive disadvantage.

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WE DEPEND ON SERVICE REVENUES TO INCREASE OUR OVERALL REVENUES.

     Our service revenues have increased each year as a percentage of total revenues. Service revenues represented 12.8% of total revenues for fiscal 1996, 27.8% of total revenues for fiscal 1997, 34.5% of total revenues for fiscal 1998 and 33.0% of total revenues for the nine months ended June 30, 1999. We anticipate that service revenues will continue to represent a significant percentage of total revenues. To a large extent, the level of service revenues depends upon the ongoing renewals of customer support contracts by our growing installed customer base. Customer support contracts might not be renewed. And, if third-party organizations such as systems integrators become proficient in installing or servicing our products, consulting revenues could decline. Our ability to increase service revenues will depend in large part on our ability to increase the scale of our services organization, including our ability to successfully recruit and train a sufficient number of qualified services personnel.

THERE ARE RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     Our international operations are subject to a number of risks, including:

     - costs of customizing products for foreign countries;

     - laws and business practices favoring local competition;

     - dependence on local vendors;

     - compliance with multiple, conflicting and changing governmental laws and regulations;

     - longer sales cycles;

     - greater difficulty in collecting accounts receivable;

     - import and export restrictions and tariffs;

     - difficulties staffing and managing foreign operations;

     - multiple conflicting tax laws and regulations; and

     - political and economic instability.

     Our international operations also face foreign currency-related risks. To date, most of our revenues have been denominated in U.S. Dollars, but we believe that an increasing portion of our revenues will be denominated in foreign currencies. In particular, we expect that an increasing portion of our international sales may be Euro-denominated. The Euro is an untested currency and may be subject to economic risks that are not currently contemplated. We currently do not engage in foreign exchange hedging activities, and therefore our international revenues and expenses are currently subject to the risks of foreign currency fluctuations.

     Revenues from customers outside the United States, primarily in the United Kingdom, Canada and Australia, were insignificant prior to fiscal 1997, and represented approximately $1.3 million in fiscal 1997, $810,000 in fiscal 1998 and $859,000 in the nine months ended June 30, 1999. A key component to our business strategy is to expand our sales and support operations internationally. We employ sales professionals in London and Sydney and intend to establish additional international sales offices, expand our international management, sales and support organizations, and enter into relationships with additional international remarketers. We are in the early stages of developing our indirect distribution channels in markets outside the United States. We may not be able to attract remarketers that will be able to market our products effectively.

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     We must also customize our products for local markets. For example, our ability to expand into the European market will depend on our ability to develop a travel and entertainment expense management solution that incorporates the tax laws and accounting practices followed in Germany and other European countries, and to develop workplace e-commerce applications that support the Euro. Further, if we establish significant operations overseas, we may incur costs that would be difficult to reduce quickly because of employee practices in those countries.

OUR PRODUCTS MIGHT NOT BE COMPATIBLE WITH ALL MAJOR PLATFORMS, WHICH COULD INHIBIT SALES.

     We must continually modify and enhance our products to keep pace with changes in hardware and software platforms and database technology. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, back-office applications, and browsers and other Internet-related applications could hurt our business. In addition, our products are not currently based upon the Java programming language, an increasingly widely-used language for developing Internet applications. We have made a strategic decision not to develop a fully Java-based product at this time. Accordingly, certain features available to products written in Java may not be available in our products, and this could result in reduced customer demand.

WE RELY ON THIRD-PARTY SOFTWARE THAT IS DIFFICULT TO REPLACE.

     Some of the software we license from third parties would be difficult to replace. This software may not continue to be available on commercially reasonable terms, if at all. The loss or inability to maintain any of these technology licenses could result in delays in the sale of our products and services until equivalent technology, if available, is identified, licensed and integrated, which could harm our business.

OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY IS LIMITED AND OUR PRODUCTS MAY BE SUBJECT TO INFRINGEMENT CLAIMS BY THIRD PARTIES.

     We are dependent upon our proprietary technology. We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary information. In some cases, we are using marks to which we do not have federal trademark registration and certain of these marks for which we have filed for federal registration may not be ultimately be registrable and we may have incomplete rights to use these marks. We have also taken steps to avoid disclosure of our proprietary technology by generally restricting customer access to our products' source code and requiring all employees and contractors to enter into confidentiality and invention assignment agreements. However, certain of our customers and partners have received access to source code versions of our products in order to facilitate more extensive testing of our products and certain of our former technical personnel and contractors did not execute such confidentiality and invention assignment agreements. Further, we only recently began requiring contractors and temporary employees to execute our confidentiality agreement rather than executing the confidentiality agreements maintained by temporary agencies or not executing any such agreements. We presently have no patents or patent applications pending. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to as great as extent as do the laws of the United States, and we expect that it will become more difficult to monitor use of our products as we increase our international presence. There can be no assurance that our means of protecting these proprietary rights will be adequate, nor that our competitors will not independently develop similar technology. In addition, we cannot assure you that third parties will not claim infringement by us with respect to

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current or future products or other intellectual property rights. Any such claims could have a material adverse effect on our business, results of operations and financial condition.

OUR REVENUE RECOGNITION POLICY MAY CHANGE WHEN DEFINITIVE GUIDANCE IS AVAILABLE.

     We recognize revenues from sales of software licenses when we sign a non-cancelable license agreement with a customer, the software is shipped, no significant post-delivery vendor obligations remain and collection is deemed probable. We recognize customer support revenues ratably over the contract term (which is typically one year) and recognize revenues for consulting services as such services are performed. We believe our current revenue recognition policies and practices are consistent with applicable accounting standards. However, full guidelines for recently introduced software revenue recognition standards have not yet been issued. Once available, such guidance could lead to unanticipated changes in our current revenue accounting practices, and such changes could significantly reduce our future revenues and earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Plan To Sell Products As An Internet-Based Applications Service Provider May Fail."

YEAR 2000 COMPLIANCE COSTS ARE DIFFICULT TO ASSESS.

     Based on our assessment to date, we believe the current versions of our software products are capable of adequately distinguishing 21st century dates from 20th century dates. However, our products are generally integrated into enterprise systems involving sophisticated hardware and complex software products, which may not be Year 2000 compliant. We may in the future be subject to claims based on Year 2000 problems in others' products, Year 2000 problems alleged to be found in our products, Year 2000-related issues arising from the integration of multiple products within an overall system, or other Year 2000-related claims. In addition, earlier versions of our products were not Year 2000 compliant, and we do not intend to make them Year 2000 compliant. We also need to ensure Year 2000 compliance of our own internal computer and other systems, to continue testing our software products, to audit the Year 2000 compliance status of our suppliers and business partners, and to conduct a legal audit. We have not completed our Year 2000 investigation and overall compliance initiative, and the total cost of Year 2000 compliance may be material and may harm our business.

WE HAVE BEEN PUBLIC FOR ONLY A SHORT TIME AND OUR STOCK PRICE HAS BEEN VOLATILE.

     We completed our initial public offering in December 1998. Prior to this there was no trading market for our stock. The market price of our common stock has been highly volatile and is subject to wide fluctuations. We expect our stock price to continue to fluctuate:

     - in response to quarterly variations in operating results;

     - in reaction to announcements of technological innovations or new products by us or our competitors;

     - because of market conditions in the enterprise software industry; and

     - in reaction to changes in financial estimates by securities analysts, and our failure to meet or exceed the expectations of analysts or investors.

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